Exhibit 99.1

Media Release

Planegg/Munich, Germany, November 20, 2019

Markus Enzelberger, Chief Scientific Officer of MorphoSys,

Announces His Departure

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; Nasdaq: MOR) today announced that Dr. Markus Enzelberger, the company’s Chief Scientific Officer (CSO), has decided to step down as CSO and member of the company’s Management Board to explore new opportunities. Dr. Enzelberger will leave MorphoSys on February 29, 2020. Following Dr. Enzelberger’s departure, the MorphoSys research organization will be integrated into the Clinical Development segment under the lead of Dr. Malte Peters, Chief Development Officer.

Dr. Enzelberger joined MorphoSys in 2002 and served in various leadership positions within the Company’s R&D organization until taking up the position of Senior Vice President Discovery, Alliances and Technologies in 2012. In this position he was responsible for the drug discovery activities for both MorphoSys’s proprietary and partnered programs as well as for technology development before being appointed CSO in November 2017.

In accepting Dr. Enzelberger’s decision, Dr. Marc Cluzel, Chairman of the Supervisory Board of MorphoSys said, “On behalf of the entire Supervisory Board I would like to extend my deepest gratitude to Markus for his exceptional dedication and loyalty over the past 17 years. MorphoSys today rests on a solid foundation of outstanding science and technology expertise, which was substantially shaped by Markus’ long-standing commitment and leadership.”

Dr. Jean-Paul Kress, Chief Executive Officer of MorphoSys adds, “It is thanks to our market leadership in antibody technologies that MorphoSys today is able to progress on its successful growth trajectory and to advance the transformation into a commercial-stage company. Although our tenures only briefly overlapped, I would like to acknowledge Markus’ vital contribution and the gratitude I and my colleagues of the management board owe him.”

“It has been a privilege to be part of the MorphoSys success story and I am immensely proud of how we have been able to build up and leverage our strong research capabilities to grow the organization.” says Dr. Enzelberger. “While I’m looking forward to new opportunities to share my knowledge, I am convinced that MorphoSys is in very good hands to achieve the next stage of its evolution into an integrated biopharmaceutical company. I would like to thank the Supervisory Board and all my colleagues for their trust on this exceptional journey.”

About Markus Enzelberger

Dr. Enzelberger joined MorphoSys in 2002. From 2012 to 2017 he acted as Senior Vice President Discovery, Alliances and Technologies, taking responsibility for discovery programs for MorphoSys’s partners and MorphoSys’s proprietary pipeline as well as for the technology development. He was appointed Chief Scientific Officer in November 2017. Dr. Enzelberger is co-inventor of the HuCAL Platinum and the Ylanthia libraries and worked on Guselkumab and many other programs within MorphoSys’s pipeline. His new areas of responsibility included discovery, technology development, protein sciences, manufacturing and alliance management.

Dr. Enzelberger studied Chemistry and was awarded a Doctor of Natural Sciences by the Technical University of Stuttgart, Germany. He performed his Diploma thesis together with Bayer and his PhD thesis with BASF on the use of enzymes in chemical processes. Prior to joining MorphoSys, Dr. Enzelberger did his postdoc with Steven Quake at the California Institute of Technology on microfluidic biological assays, where he co-invented the key technologies of Fluidigm (South San Francisco, CA, USA).

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 405 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, in particular Dr. Enzelberger’s decision to step down as CSO and member of the company’s Management Board. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding Dr. Enzelberger’s decision to step down as CSO and member of the company’s Management Board, and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

Dr. Sarah Fakih

Head of Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26663

Sarah.Fakih@morphosys.com

Dr. Julia Neugebauer

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26814

Verena.Kupas@morphosys.com